SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2005
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

- Press Release dated November 25, 2005;
- Press Release dated November 30, 2005;
- Press Release dated December 23, 2005;
- Notice of a change in the share capital of Enel S.p.A. dated December 2, 2005;
- Notice of a change in the share capital of Enel S.p.A. dated December 19, 2005;
- Notice of a change in the share capital of Enel S.p.A. dated December 28, 2005.

Press Release
ENEL: NEW ORGANISATION LAUNCHED. CREATION OF THE INTERNATIONAL DIVISION.
Rome, November 25, 2005 – In implementation of the decision of the Board of Directors’ meeting on November 9 last, Enel’s CEO Fulvio Conti today has launched the new organisational structure, which envisages the creation of an International Division that will include all the Group’s resources devoted to generation and distribution activities abroad, which had previously been divided among other divisions. It also confirmed the rest of the new divisional structure, which will include the Domestic Sales Division, the Domestic Infrastructure and Networks Division and the Domestic Generation and Energy Management Division.
The International Division’s mission is to support Enel’s international growth strategy, which will require a strengthening of skills in research, analysis and identification of opportunities for acquisitions as well as in managing and integrating foreign operations in the electricity and gas markets.
The Domestic Sales Division will operate in the end-user market for electricity and gas in Italy, developing an integrated package of products and services for the various customer segments and ensuring that commercial services meet quality standards.
The mission of the Domestic Infrastructure and Networks Division is to distribute electricity and gas in Italy, optimizing the management of Enel’s networks and ensuring the efficient operation of measurement systems (remote management) and compliance with technical service quality standards.
The Domestic Generation and Energy Management Division is responsible for generating power at competitive costs while safeguarding the environment. It is completing the reconversion and modernisation of Enel’s power stations in order to implement a more balanced, secure and efficient mix of fuels that shelters Enel from price and supply risk for hydrocarbon fuels and substantially reduces emissions.

The Domestic Sales Division will be headed by Francesco Starace, previously in charge of the power business area, while the Domestic Infrastructure and Networks Division will be run by Livio Gallo, previously head of the electricity network business area. Sandro Fontecedro remains as head of the Domestic Generation and Energy Management Division. Fulvio Conti, Enel’s CEO, will oversee the International Division “ad interim” and he will be still supported by Andrea Brentan for Business Development and M&A activities. The reorganisation will also involve the transfer of the corporate strategy unit to the Institutional and Regulatory Affairs Department, headed by Massimo Romano.
Vincenzo Cannatelli, Chief Operating Officer of the Market, Infrastructure and Networks Divisions, will step down with effect from the end of the year to pursue new professional opportunities. The Chairman and the Chief Executive Officer, also on behalf of the rest of the Board of Directors, warmly thanked Mr. Cannatelli for the results achieved first in managing the generation companies slated for disposal and then in electricity and gas distribution, making a major contribution to Enel’s success in recent years.
*****
Sandro Fontecedro, 61 years old.
Fontecedro gained his professional experience in the engineering and design of thermal power plants in the Generation and Transmission Department (later Enel Produzione S.p.A.). Since December 15, 2003 he has headed the Generation and Energy Management Division.
Livio Gallo, 55 years old.
Before joining Enel S.p.A., Gallo worked with a leading group active in the industrial and energy markets in Italy and abroad. Since 1999 he has held management positions in the market and sales areas of Eurogen S.p.A. and then Enel Distribuzione S.p.A.. From July 1, 2004 he has headed the electricity network business area of the Infrastructure and Networks Division.
Francesco Starace, 50 years old.
Since 1983 Starace has worked in design, engineering and construction for companies operating in the energy and large infrastructure markets in Italy and abroad. He has been with Enel as the head of the power business area of the Generation and Energy Management Division since 2000, the year it was set up.

Press Release
COMPLETION OF THE SALE TO FIAT OF ENEL’S INTEREST IN LEASYS
Turin/Rome, November 30, 2005 – After receiving authorization from the antitrust authority, Enel sold today to Fiat 49% of the capital stock of Leasys S.p.A. for a consideration of €33.5 million, determined on the basis of the criteria set forth in the agreement signed between the parties on September 30, 2005.
Leasys was established in September 2001 as a joint venture between Fiat and Enel. With revenues of €388 million reported in 2004, Leasys is market leader in Italy for long-term vehicle rental, with a fleet of over 86,000 vehicles.
Following the completion of the transaction, Fiat owns 100% of the capital stock of Leasys through its subsidiary Fidis Renting Italia S.p.A.
The transaction is in line with Fiat’s target to strengthen its position in the market of long-term rentals in Italy, and with Enel’s objective to focus on its energy core business.

Press Release
ENEL: CALENDAR OF COMPANY EVENTS FOR 2006
Rome, December 23, 2005 – As an aid to the financial community, Enel announces its financial calendar for 2006, indicating when the Company’s accounts will be examined by the Board of Directors and their date of publication:

February 1, 2006:	preliminary consolidated data for the year ended December 31, 2005.
March 23, 2006:	consolidated financial statements of the Enel Group, proposed statutory financial statements of Enel S.p.A. for the year ended December 31, 2005 and proposed allocation of net income.
May 11, 2006:	report on the first quarter 2006.
September 7, 2006:	half-year report as of June 30, 2006.
November 9, 2006:	report on the third quarter 2006.
Pursuant to art. 82 of CONSOB Resolution 11971/1999, the Company intends to avail itself of the exemption from publication of quarterly reports as of December 31, 2005 and June 30, 2006.
In conjunction with the publication of the annual results for the year ended December 31, 2005, and of the half-year report for the six months ended June 30, 2006, the Company has planned specific meetings with the financial community and the media, during which the Company’s accounts and corporate strategies will be presented.

On the occasion of the publication of the quarterly reports for 2006, the Company plans to organize special conference calls in order to present the relevant data to financial analysts and institutional investors.
A General Meeting of shareholders to pass resolutions regarding approval of the statutory financial statements of Enel S.p.A. for the year ended December 31, 2005, and on the allocation of net income, is scheduled for May 25 and 26, 2006, on first and second call, respectively.
Payment of dividends during the year 2006 is scheduled as follows:
•	June 22, 2006: payment of balance dividend for 2005, with the ex-dividend date falling on June 19, 2006;

•	November 23, 2006: payment of interim dividend for 2006, with the ex-dividend date falling on November 20, 2006.
The market will be in due time notified of any changes to the above arrangements.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between November 3, 2005 and November 18, 2005 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between November 3, 2005 and November 18, 2005 a total of 4,078,432 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 48,500 shares regarding the Stock-option Plan for the year 2002, (ii) 794,882 shares regarding the Stock-option Plan for the year 2003 and (iii) 3,235,050 shares regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004).
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on December 2, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,154,857,239	6,154,857,239	1 Euro	6,150,778,807	6,150,778,807	1 Euro

Of which:
Ordinary shares	6,154,857,239	6,154,857,239	1 Euro	6,150,778,807	6,150,778,807	1 Euro

(rank for dividend pari passu: January 1, 2005) current coupon number 7

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between November 21, 2005 and December 2, 2005 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between November 21, 2005 and December 2, 2005 a total of 1,235,907 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 19,400 shares regarding the Stock-option Plan for the year 2002, (ii) 228,207 shares regarding the Stock-option Plan for the year 2003 and (iii) 988,300 shares regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004).
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on December 19, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,156,093,146	6,156,093,146	1 Euro	6,154,857,239	6,154,857,239	1 Euro

Of which:
Ordinary shares	6,156,093,146	6,156,093,146	1 Euro	6,154,857,239	6,154,857,239	1 Euro

(rank for dividend pari passu: January 1, 2005) current coupon number 7

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between December 5, 2005 and December 16, 2005 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.
Specifically, in the aforesaid period between December 5, 2005 and December 16, 2005 a total of 978,500 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on December 28, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,157,071,646	6,157,071,646	1 Euro	6,156,093,146	6,156,093,146	1 Euro

Of which:
Ordinary shares	6,157,071,646	6,157,071,646	1 Euro	6,156,093,146	6,156,093,146	1 Euro

(rank for dividend pari passu: January 1, 2005) current coupon number 7

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

	By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: December 28, 2005